                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13E-3

                           RULE 13E-3 TRANSACTION STATEMENT
          (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                               SUMMIT BANCSHARES, INC.
                                 (Name of the Issuer)

                               SUMMIT BANCSHARES, INC.
                         (Name of Person(s) Filing Statement)

                              Common Stock, no par value
                            (Title of Class of Securities)

                                       86601010
                        (CUSIP Number of Class of Securities)

Shirley W. Nelson                      with copies to:
President and Chief Executive Officer  Herbert H. Davis III, Esq.
Summit Bancshares, Inc.                Rothgerber, Appel, Powers & Johnson LLP
2969 Broadway                          Suite 3000
P.O. Box 898                           1200 17th Street
Oakland, CA 94604                      Denver, CO 80202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

/ / a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

/ / b. The filing of a registration statement under the Securities Act of 1933.

/ / c.   A tender offer.

/X/ d.   None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /


                              CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation(1)                                   Amount of Filing Fee
--------------------------------------------------------------------------------
$ 158,400                              $ 31.68
--------------------------------------------------------------------------------
(1) Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 3600 shares at $ 44.00 per share. Calculation based on the transaction valuation multiplied by one fiftieth of one percent.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

    (a) Summit Bancshares, Inc. (the "Company") is a one-bank holding company registered under the Bank Holding Company Act of 1956, as amended, with principle executive offices located at 2969 Broadway, Oakland, California 94611.


    (b) The Company proposes to repurchase such of its shares of common stock, no par value ("Common Stock") as become available for sale in the open market from time to time. The repurchase will in all likelihood eventually result in the number of shareholders of the Company decreasing to below 300, thereby enabling the Company to deregister as a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act").

   As of September 30, 1997, there were 435,565 shares of Common Stock outstanding, held of record by 318 shareholders.

    (c)-(d) The Common Stock is not listed on any exchange and there is currently no established trading market for it. The Common Stock is publicly traded in limited and infrequent negotiated transactions in the "over-the-counter" market. The following table sets forth the semi-annual cash dividends paid by the Company, and the range of high and low bids for the Common Stock for each quarterly period during the past two years, according to information made available to the Company by a market-maker. These prices reflect retail mark-up and may not represent actual transactions.

                TABLE 1(a)--DIVIDENDS AND BID PRICES FOR COMMON STOCK

                                                           Dividends
                               High           Low          Declared
                               ----           ---          ---------
         1997
         ----
         First Quarter       $33 3/4        $32 3/4          $   ---
         Second Quarter       37 1/2         33 1/8             0.75
         Third Quarter        42             37                  ---
                                                             -------

         Total Dividend                                      $  0.75


         1996
         ----
         First Quarter       $28 1/8        $26 1/4        $   ---
         Second Quarter       29 1/2         28               0.75
         Third Quarter        34 1/4         29 1/2            ---
         Fourth Quarter       32 3/4         32 1/2           0.75
                                                           -------

         Total Dividend                                    $  1.50

         1995
         ----
         First Quarter       $22 3/4        $21 1/4        $   ---
         Second Quarter       21 3/4         21 3/4           0.25
         Third Quarter        25 1/4         22 3/4            ---
         Fourth Quarter       26             26               1.25
                                                           -------

         Total Dividend                                    $  1.50

    The current policy of the Company is to continue to pay semi-annual cash dividends out of readily available funds over and above those funds needed for future development. Payment of cash dividends by the Company is dependent upon payment of dividends to the Company by its wholly-owned subsidiary, Summit Bank (the "Bank"). Under California law, the Bank may pay cash dividends only to the extent of the lesser of its retained earnings or its undistributed net income for the preceding three fiscal years. In the event that the Bank does not have retained earnings or net income for the preceding three fiscal years, it may declare dividends only with the prior approval of the California Superintendent of Banks.

    (e) The Company has made no underwritten public offering of its securities, including its Common Stock, during the past three years.

    (f) The following table sets forth purchases of Common Stock made by the Company in each quarterly period over the preceding two fiscal years and the current quarter up to the date of this Statement, including the range of prices and average price paid by the Company during such periods.

                        TABLE 1(b)--PURCHASES OF COMMON STOCK

                                                          Prices Paid
                                  Shares          -----------------------------
                               Purchased          High       Low     Average(1)
                               ---------          ----       ---     ----------
         1997
         ----
         First Quarter            3,985          $32.75    $32.25      $32.39
         Second Quarter           1,549           33.00     33.00       33.00
         Third Quarter            1,110           37.00     36.50       36.75
         Fourth Quarter(2)            0            ---       ---         ---

         1996
         ----
         First Quarter              ---            ---       ---         ---
         Second Quarter           1,250          29.50     27.75       29.15
         Third Quarter              ---            ---       ---         ---
         Fourth Quarter             500          32.50     32.50       32.50

         1995
         ----
         First Quarter            2,036          22.00     21.00       21.95
         Second Quarter           1,190          22.00     21.00       21.63
         Third Quarter              ---            ---       ---         ---
         Fourth Quarter             ---            ---       ---         ---

    (1) Weighted average based on total amounts paid for common stock divided by number of shares purchased.

    (2)  Up to and including December 1, 1997.

ITEM 2.  IDENTITY AND BACKGROUND

    (a)-(d) This Transaction Statement is being filed by the Company. The following table sets forth the directors and executive officers of the Company.

                      TABLE 2--EXECUTIVE OFFICERS AND DIRECTORS

                        Position with
Name                    the Company              Business Address
----                    -----------              ----------------

Shirley W. Nelson       Director, Chairman and   P.O. Box 898
                        Chief Executive Officer  Oakland, CA 94604

C. Michael Ziemann      Vice President           P.O. Box 898
                                                 Oakland, CA 94604

Kikuo Nakahara          Director and Chief       American Express
                        Financial Officer        Tax and Business Service Inc.
                                                 1333 No. California Blvd.
                                                 Walnut Creek, CA 94596

Jerrald R. Goldman      Director                 Webster Orthopedic
                                                 3300 Webster St., Suite 1200
                                                 Oakland, CA 94609

George H. Hollidge      Director and Secretary   Hollidge Transmission
                                                 2943 Broadway
                                                 Oakland, CA 94611

Thomas H. State         Director                 P.O Box 898
                                                 Oakland, CA 94604

Mary C. Warren          Director                 95 Kimberlin Heights Dr.
                                                 Oakland, CA 94619

Barbara T. Williams     Director                 One Kelton Court #6D
                                                 Oakland, CA 94611

    The following is a brief description of the occupations and business experience of the above listed persons:

    SHIRLEY W. NELSON has been Chairman and Chief Executive Officer of the Company and the Bank since 1989, prior to which she served as President of the Company and the Bank from 1983.

    C. MICHAEL ZIEMANN joined the Bank in 1985 as manager of the Walnut Creek branch, and has been President and Chief Operating Officer of the Bank since January 1, 1996. Mr. Ziemann has also served in various positions with the Bank, including Chief Administrative Officer, Chief Financial Officer and Cashier. Mr. Ziemann was appointed Vice President of the Company on April 24, 1997

    KIKUO NAKAHARA has been Chief Financial Officer of the Company since 1981, and a Director of the Company and the Bank since 1981. Mr. Nakahara is a Certified Public Accountant, and is Managing Director of IDS Tax and Business Services, a division of IDS Financial Services, Inc., prior to which he was a partner in Greene & Nakahara, an accounting firm merged into IDS in 1994.

    JERRALD R. GOLDMAN, M.D. is an orthopedic surgeon with offices in Oakland, and is on the staff of Summit Medical Center, Oakland; Highland General Hospital, Oakland; John Muir Center, Walnut Creek; and San Ramon Valley Medical Center, San Ramon. Dr. Goldman is an associate clinical professor in the Department of Orthopedics at the University of California at San Francisco and attending staff at Highland General Hospital. Dr. Goldman is also a member of the Board of Governors of The Doctors' Company, a professional liability, inter-insurance exchange. He has served as a Director of the Company and the Bank from 1981 to 1990 and from 1995 to present, and served as Chairman of the Company from 1981 to 1989.

    GEORGE H. HOLLIDGE has been Secretary of the Company and the Bank since 1981, and a Director since the Company's organization in 1981. Mr. Hollidge has been President of Hollidge Transmissions, Inc., transmission specialists located in Oakland, since 1980.

    THOMAS H. STATE has been a Director of the Company and the Bank since 1994. Prior to his retirement from business in 1994, Mr. State had over forty years' experience in the banking industry, and from 1980 to 1994 served as President and CEO of Peninsula Bank of Commerce.

    MARY C. WARREN has been a Director of the Company and the Bank since 1996. Ms. Warren is the owner of Warren & Associates, Oakland, a government relations consulting firm.

    BARBARA J. WILLIAMS has been a Director of the Company and the Bank since 1981. Ms. Williams is the sole proprietor of a real estate investment and rehabilitation concern.

    (e) and (f)  None.

    (g)  Each person listed in Table 2 is a citizen of the United States.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

    (a)  Not applicable.

    (b)  Not applicable.

ITEM 4.  TERMS OF THE TRANSACTION

    (a) and (b) The Company will repurchase shares of its Common Stock from time to time in the open market in such amounts, at such prices and at such times as the Company, in its sole discretion, deems advisable and as such shares become available, up to an estimated total of 3,600 shares. These transactions will be conducted with and through a market-maker, and the Company has no agreement or other arrangement with any shareholder whereby that shareholder will receive any preferential price or other treatment in conjunction therewith.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER

    (a)-(g) The Company believes that it is reasonably likely that the repurchase of its Common Stock will eventually cause the number of shareholders of Common Stock to fall below 300. As a result, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. In such event, the Company intends to effect the termination of registration of the Common Stock by filing Form 15 with the Commission, and to cease filing its periodic reports with the Commission under Section 13(a) of the Exchange Act.

    The Company does not currently have any plan or proposal to engage in any transaction outside of the ordinary course of its business (including any merger, reorganization or sale of a material amount of its assets), or to change its management, dividend policy or corporate structure or business, in connection with the repurchase of its Common Stock.


ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

    (a)-(d) The Company anticipates spending approximately $158,400 to repurchase shares of its Common Stock. In addition, the Company estimates that it will incur the following expenses in connection with the repurchase:

                                  TABLE 6--EXPENSES

                   Expenses                 Estimated Amount
                   --------                 ----------------

                   Accounting and Legal     $         10,000
                   Printing/Mailing                    3,000
                   Miscellaneous                       1,000
                                            ----------------

                   Total                              14,000

    The Company will be responsible for paying all such expenses. The Company expects to use readily available corporate funds to effect its repurchases and to pay the above expenses, and does not anticipate borrowing any of said amounts.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

    (a)-(d) The Board of Directors on August 20, 1997, unanimously reaffirmed its policy of repurchasing shares of the Company's common stock. In its normal course of business, as such shares become available, the Company has and will continue in the future to repurchase its shares from time to time in the open market.

    Through the policy of repurchasing shares on the "over-the-counter" market, as well as through the process of shareholders re-registering Company shares in street name, the shareholder base of the Company has been diminishing. The effects of these policies will in all likelihood eventually result in the number of shareholders of the Company decreasing below 300, thereby enabling the Company to deregister as a reporting company under the Exchange Act.
Termination of registration of the shares under the Exchange Act would cause the Company to no longer be subject to the reporting obligations thereunder, and would reduce the information required to be furnished by the Company to the holders of its shares.

ITEM 8.  FAIRNESS OF THE TRANSACTION

    (a)-(b) The Company reasonably believes that the policy of repurchasing shares from time to time through a market maker is a process that has been and will continue to be fair to the shareholders, as the repurchases are made on "over-the-counter" market prices at the time of the purchase.

    (c) The transaction is not structured so that approval of at least a majority of unaffiliated shareholders is required.

    (d) A majority of the directors who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for the purpose of negotiating the terms of the transaction.

    (e) The Company's Board of Directors has unanimously approved the share repurchase policy described herein.

    (f)  Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

    (a)-(c) The Company has received no report, opinion or appraisal from any outside party relating to its repurchase of the Common Stock.


ITEM 10. INTEREST IN SECURITIES OF THE ISSUER

    (a) With respect to the class of security to which the Rule 13e-3 transaction relates, the following table summarizes the aggregate amount and percentage of securities owned as of September 30, 1997 for the necessary parties:

                    TABLE 10--BENEFICIAL OWNERSHIP OF COMMON STOCK

                                       Amount and
                                        Nature of
                                       Beneficial          Percent
         Name of Beneficial Owner       Ownership(1)       of Class
         ------------------------       ------------       --------

         Jerrald R. Goldman, M.D.           13,470            3.09%
         George H. Hollidge                 18,152(2)         4.17%
         Kikuo Nakahara                     18,293(3)         4.20%
         Shirley W. Nelson                  88,178(4)        19.28%
         Thomas H. State                       300            0.07%
         Mary C. Warren                          0            0.00%
         Barbara J. Williams                     0            0.00%
         C. Michael Ziemann                  5,153(5)         1.17%
         All Officers, Directors and
           Nominees (9 persons)            143,546           31.22%

    (1) Unless otherwise indicated, the named individual exercises sole voting power over the shares listed.
    (2) Include 572 shares held by Mr. Hollidge as custodian for his child, and 17,580 shares which were transferred into the Marie J. McKechnie Trust, a revocable Trust.
    (3)  Include 220 shares held by Mr. Nakahara as custodian for his children.
    (4) The number of shares does not include all of the 30,000 shares subject to options under the Company's 1982 Incentive Stock Option Plan (the "ISO Plan") and the 1992 Employee and Consultant Stock Option Plan, exercisable in 10 equal yearly installments beginning July 1, 1983, of which 20,208 shares are currently exercisable but have not yet been exercised. The 20,208 shares currently exercisable are included in the number of shares beneficially owned.
    (5) The number of shares does not include all of the 6,945 shares subject to options under the ISO Plan and the 1992 Employee and Consultant Stock Option Plan, exercisable in 10 equal yearly installments beginning July 1, 1983, of which 4,053 shares are currently exercisable but have not yet been exercised. The 4,053 shares currently exercisable are included in the number of shares beneficially owned.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

         There are no contracts, arrangements, understandings or relationships between the Company and the executive officers and/or directors of the Company in connection with the Company's repurchase of its Common Stock.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

    (a) To the Company's knowledge, after making inquiry to such persons, none of the executive officers or directors of the Company have a present intention to sell any of their shares of Common Stock to the Company.

    (b) On August 20, 1997 the Company's Board of Directors unanimously reaffirmed its share repurchase policy.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION

    (a) No appraisal rights will accrue to shareholders of the Company under California law as a result of the repurchase of its Common Stock, and no such rights will be accorded to shareholders by the Company.

    (b)  Not applicable.

    (c)  Not applicable.

ITEM 14. FINANCIAL INFORMATION

    (a) The following information contained in previous filings by the Company with the Commission is incorporated by this reference into this Statement in response to this item:

         (1) The Company's audited financial statements included with the Company's Annual Reports on Form 10-K for each of the fiscal years ended December 31, 1995 and 1996, respectively, are contained in previous filings by the Company with the Commission and is incorporated by this reference into this Statement in response to this item.

         (2) The Company's unaudited balance sheets and comparative year-to-year income statements and statements of changes in financial position included in the Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 are contained in previous filings by the Company with the Commission and are incorporated by this reference into this Statement in response to this item.

         (3)  Not applicable.

         (4) The book values per share as of December 31, 1997 and September 30, 1997 were $27.56 and $29.21, respectively.

    (b)  Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

    (a)  Not applicable.

    (b)  Not applicable.

ITEM 16. ADDITIONAL INFORMATION

    None.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

    Exhibit A  Letter to Shareholders and Shareholder Disclosure Statement

                                      SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       December 3, 1997
                                       ----------------------------------
                                                      (Date)

                                       /s/ C. Michael Ziemann
                                       ----------------------------------
                                                      (Signature)

                                       C. Michael Ziemann, Vice President
                                       ----------------------------------
                                                      (Name and Title)

                                                                       EXHIBIT A

                       [Letterhead of Summit Bancshares, Inc.]



                                   December 3, 1997



To the Shareholders of
Summit Bancshares, Inc.


    Re: Market Repurchases of the Common Stock of Summit Bancshares, Inc.
        -----------------------------------------------------------------

Dear Shareholder:

    On August 20, 1997 the Board of Directors of the Summit Bancshares, Inc. (the "Company") unanimously reaffirmed its policy of repurchasing shares of its no par value common stock ("Common Stock") from time to time on the open market as such shares become available. In connection with this policy, it is anticipated that in the near future the number of shareholders of the Company will decrease below 300, thereby enabling the Company to deregister as a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's shares are currently quoted on the Nasdaq Bulletin Board, and the Company intends to take all necessary steps that will permit its shares to continue to be quoted regardless of their deregistration.

    In connection with its repurchase policy, the Company is required to file a
Schedule 13E-3 Transaction Statement with Securities and Exchange Commission providing certain information about the Company and the transactions which may cause the Company to have fewer than 300 shareholders. Enclosed with this letter is a summary of the information filed with the Securities and Exchange Commission.

                                       Sincerely,

                                       /s/ Shirley W. Nelson

                                       Shirley W. Nelson
                                       Chairman and Chief Executive Officer

                               SUMMIT BANCSHARES, INC.


                           SHAREHOLDER DISCLOSURE STATEMENT


                   SUMMARY OF INFORMATION CONTAINED IN THAT CERTAIN
                        SCHEDULE 13-E3 TRANSACTION STATEMENT
                 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                                 ON DECEMBER 3, 1997


    Summit Bancshares, Inc., a California corporation (the "Company") has recently reaffirmed its current policy of repurchasing shares of its no par value common stock ("Common Stock") in the open market as such shares become available, and at such prices and amounts as the Company deems advisable. This practice will most likely result in its shares eventually being held by fewer than 300 persons, in which case the shares would be eligible for deregistration with the Securities and Exchange Commission.

    In connection with the implementation of this policy, the Company filed a
Schedule 13E-3 Transaction Statement with the Securities and Exchange Commission on December 3, 1997. The information contained herein is being provided to shareholders of the Company pursuant the provisions of Rule 13e-3(e), as promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").








THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                   SPECIAL FACTORS

1.  PURPOSE, REASONS AND EFFECTS OF THE POLICY

    The Board of Directors on August 20, 1997, unanimously reaffirmed its policy of repurchasing shares of the Company's Common Stock. In its normal course of business, as such shares become available, the Company has and will continue in the future to repurchase its shares from time to time in the open market.

    Through the policy of repurchasing shares on the "over-the-counter" market, as well as through the process of shareholders re-registering Company shares in street name, the shareholder base of the Company has been diminishing. The effects of these policies will in all likelihood eventually result in the number of shareholders of the Company decreasing below 300, thereby enabling the Company to deregister as a reporting company under the Exchange Act.
Termination of registration of the shares under the Exchange Act would cause the Company to no longer be subject to the reporting obligations thereunder, and would reduce the information required to be furnished by the Company to the holders of its shares.

    The Company's purchase of shares pursuant to the policy announced herein will reduce the number of holders of shares and the number of shares that might otherwise trade publicly, and depending upon the number of shares so purchased, could adversely affect the liquidity and market value of the remaining shares held by the public or result in the shares no longer being eligible for listing on the Nasdaq Bulletin Board. The extent of the public market for the shares and the availability of such quotations would, however, depend upon such factors as the number of shareholders remaining at such time, the interest in maintaining a market in the shares on the part of the Company and securities firms, the possible termination of registration under the Exchange Act, as well as other factors. In the event that the repurchase policy leads to the termination of registration under the Exchange Act, the Company intends to take the necessary steps that will permit its shares to continue to be quoted regardless of their deregistration.

2.  FAIRNESS OF THE TRANSACTION

    The Company reasonably believes that the policy of repurchasing shares from time to time through a market maker is a process that has been and will continue to be fair to the shareholders, as the repurchases are made based on "over-the-counter" market prices at the time of the purchase.

    The Company's Board of Directors has unanimously approved the share repurchase policy described herein. The transaction is not structured so that approval of at least a majority of unaffiliated shareholders is required, and a majority of the directors who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for the purpose of negotiating the terms of the transaction.

3.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

    The Company has received no report, opinion or appraisal from any outside party relating to its repurchase of the Common Stock.


                                  OTHER INFORMATION

4.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

    Summit Bancshares, Inc. (the "Company") is a one-bank holding company registered under the Bank Holding Company Act of 1956, as amended, with principle executive offices located at 2969 Broadway, Oakland, California 94611.

    The Company proposes to continue to repurchase such of its shares of common stock, no par value ("Common Stock") as become available for sale in the open market from time to time. The continued repurchase plan will in all likelihood eventually result in the number of shareholders of the Company decreasing to below 300, thereby enabling the Company to deregister as a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act").

    As of September 30, 1997, there were 435,565 shares of Common Stock outstanding, held of record by 318 shareholders.

    The Common Stock is not listed on any exchange and there is currently no established trading market for it. The Common Stock is publicly traded in limited and infrequent negotiated transactions in the "over-the-counter" market. The following table sets forth the semi-annual cash dividends paid by the Company, and the range of high and low bids for the Common Stock for each quarterly period during the past two years, according to information made available to the Company by a market-maker. These prices reflect retail mark-up and may not represent actual transactions.


                      DIVIDENDS AND BID PRICES FOR COMMON STOCK

                                                                Dividends
                                 High            Low            Declared
                                 ----            ---            --------
         1997
         ----
         First Quarter          $33 3/4        $32 3/4          $   ---
         Second Quarter          37 1/2         33 1/8             0.75
         Third Quarter           42             37                  ---
                                                                -------

         Total Dividend                                           $0.75

         1996
         ----
         First Quarter          $28 1/8        $26 1/4          $   ---
         Second Quarter          29 1/2         28                 0.75
         Third Quarter           34 1/2         29 1/2              ---
         Fourth Quarter          32 3/4         32 1/2             0.75
                                                                -------

         Total Dividend                                         $  1.50

         1995
         ----
         First Quarter          $22 3/4        $21 1/4          $   ---
         Second Quarter          21 3/4         21 3/4             0.25
         Third Quarter           25 1/4         22 3/4              ---
         Fourth Quarter          26             26                 1.25
                                                                -------

         Total Dividend                                         $  1.50

    The current policy of the Company is to continue to pay semi-annual cash dividends out of readily available funds over and above those funds needed for future development. Payment of cash dividends by the Company is dependent upon payment of dividends to the Company by its wholly-owned subsidiary, Summit Bank (the "Bank"). Under California law, the Bank may pay cash dividends only to the extent of the lesser of its retained earnings or its undistributed net income for the preceding three fiscal years. In the event that the Bank does not have retained earnings or net income for the preceding three fiscal years, it may declare dividends only with the prior approval of the California Superintendent of Banks.


    The following table sets forth purchases of Common Stock made by the Company in each quarterly period over the preceding two fiscal years and the current quarter up to the date of this Statement, including the range of prices and average price paid by the Company during such periods.

                              PURCHASES OF COMMON STOCK

                                                Prices Paid
                            Shares     ------------------------------
                         Purchased      High       Low     Average(1)
                         ---------      ----       ---     ----------
         1997
         ----
         First Quarter       3,985     $32.75    $32.25    $32.39
         Second Quarter      1,549      33.00     33.00     33.00
         Third Quarter       1,110      37.00     36.50     36.75
         Fourth Quarter(2)       0       ---       ---       ---


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



         1996
         ----
         First Quarter         ---       ---       ---       ---
         Second Quarter      1,250     29.50     27.75     29.15
         Third Quarter         ---       ---       ---       ---
         Fourth Quarter        500     32.50     32.50     32.50

         1995
         ----
         First Quarter       2,036     22.00     21.00     21.95
         Second Quarter      1,190     22.00     21.00     21.63
         Third Quarter         ---       ---       ---       ---
         Fourth Quarter        ---       ---       ---       ---

    (1) Weighted average based on total amounts paid for common stock divided by number of shares purchased.

    (2)  Up to and including December 1, 1997.

5.  IDENTITY AND BACKGROUND

    The Schedule 13E-3 Transaction Statement was filed by the Company on December 1, 1997. The following table sets forth the directors and executive officers of the Company.

                           EXECUTIVE OFFICERS AND DIRECTORS

                        Position with
Name                    the Company              Business Address
----                    -----------              ----------------
Shirley W. Nelson       Director, Chairman and   P.O. Box 898
                        Chief Executive Officer  Oakland, CA 94604

C. Michael Ziemann      Vice President           P.O. Box 898
                                                 Oakland, CA 94604

Kikuo Nakahara          Director and Chief       American Express
                        Financial Officer        Tax and Business Service Inc.
                                                 1333 No. California Blvd.
                                                 Walnut Creek, CA 94596

Jerrald R. Goldman      Director                 Webster Orthopedic
                                                 3300 Webster St., Suite 1200
                                                 Oakland, CA 94609

George H. Hollidge      Director and Secretary   Hollidge Transmission
                                                 2943 Broadway
                                                 Oakland, CA 94611


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

Thomas H. State         Director                 P.O Box 898
                                                 Oakland, CA 94604


Mary C. Warren          Director                 95 Kimberlin Heights Dr.
                                                 Oakland, CA 94619

Barbara T. Williams     Director                 One Kelton Court #6D
                                                 Oakland, CA 94611

    The following is a brief description of the occupations and business experience of the above listed persons:

    SHIRLEY W. NELSON has been Chairman and Chief Executive Officer of the Company and the Bank since 1989, prior to which she served as President of the Company and the Bank from 1983.

    C. MICHAEL ZIEMANN joined the Bank in 1985 as manager of the Walnut Creek branch, and has been President and Chief Operating Officer of the Bank since January 1, 1996. Mr. Ziemann has also served in various positions with the Bank, including Chief Administrative Officer, Chief Financial Officer and Cashier. Mr. Ziemann was appointed Vice President of the Company on April 24, 1997

    KIKUO NAKAHARA has been Chief Financial Officer of the Company since 1981, and a Director of the Company and the Bank since 1981. Mr. Nakahara is a Certified Public Accountant, and is Managing Director of IDS Tax and Business Services, a division of IDS Financial Services, Inc., prior to which he was a partner in Greene & Nakahara, an accounting firm merged into IDS in 1994.

    JERRALD R. GOLDMAN, M.D. is an orthopedic surgeon with offices in Oakland, and is on the staff of Summit Medical Center, Oakland; Highland General Hospital, Oakland; John Muir Center, Walnut Creek; and San Ramon Valley Medical Center, San Ramon. Dr. Goldman is an associate clinical professor in the Department of Orthopedics at the University of California at San Francisco and attending staff at Highland General Hospital. Dr. Goldman is also a member of the Board of Governors of The Doctors' Company, a professional liability, inter-insurance exchange. He has served as a Director of the Company and the Bank from 1981 to 1990 and from 1995 to present, and served as Chairman of the Company from 1981 to 1989.

    GEORGE H. HOLLIDGE has been Secretary of the Company and the Bank since 1981, and a Director since the Company's organization in 1981. Mr. Hollidge has been President of Hollidge Transmissions, Inc., transmission specialists located in Oakland, since 1980.

    THOMAS H. STATE has been a Director of the Company and the Bank since 1994. Prior to his retirement from business in 1994, Mr. State had over forty years' experience in the banking industry, and from 1980 to 1994 served as President and CEO of Peninsula Bank of Commerce.

    MARY C. WARREN has been a Director of the Company and the Bank since 1996. Ms. Warren is the owner of Warren & Associates, Oakland, a government relations consulting firm.

    BARBARA J. WILLIAMS has been a Director of the Company and the Bank since 1981. Ms. Williams is the sole proprietor of a real estate investment and rehabilitation concern.


6.  TERMS OF THE TRANSACTION

    The Company will repurchase shares of its Common Stock from time to time in the open market in such amounts, at such prices and at such times as the Company, in its sole discretion, deems advisable and as such shares become available, up to an estimated total of 3,600 shares. These transactions will be conducted with and through a market-maker, and the Company has no agreement or other arrangement with any shareholder whereby that shareholder will receive any preferential price or other treatment in conjunction therewith.

7.  PLANS OR PROPOSALS OF THE ISSUER

    The Company believes that it is reasonably likely that the repurchase of its Common Stock will eventually cause the number of shareholders of Common Stock to fall below 300. As a result, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
In such event, the Company intends to effect the termination of registration of the Common Stock by filing Form 15 with the Commission, and to cease filing its periodic reports with the Commission under Section 13(a) of the Exchange Act.

    The Company does not currently have any plan or proposal to engage in any transaction outside of the ordinary course of its business (including any merger, reorganization or sale of a material amount of its assets), or to change its management, dividend policy or corporate structure or business, in connection with the repurchase of its Common Stock.

8.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

    The Company anticipates spending approximately $158,400 to repurchase shares of its Common Stock. In addition, the Company estimates that it will incur the following expenses in connection with the repurchase:

                                       EXPENSES

              Expenses                      Estimated Amount
              --------                      ----------------

              Accounting and Legal          $         10,000
              Printing/Mailing                         3,000
              Miscellaneous                            1,000
                                            ----------------

              Total                                   14,000

    The Company will be responsible for paying all such expenses. The Company expects to use readily available corporate funds to effect its repurchases and to pay the above expenses, and does not anticipate borrowing any of said amounts.

9.  INTEREST IN SECURITIES OF THE ISSUER

    With respect to the class of security to which the Rule 13e-3 transaction relates, the following table summarizes the aggregate amount and percentage of securities owned as of September 30, 1997 for the necessary parties:

                         BENEFICIAL OWNERSHIP OF COMMON STOCK

                                       Amount and
                                        Nature of
                                       Beneficial          Percent
         Name of Beneficial Owner      Ownership(1)        of Class
         ------------------------      ------------        --------

         Jerrald R. Goldman, M.D.           13,470          3.09%
         George H. Hollidge                 18,152(2)       4.17%
         Kikuo Nakahara                     18,293(3)       4.20%
         Shirley W. Nelson                  88,178(4)      19.28%
         Thomas H. State                       300          0.07%
         Mary C. Warren                          0          0.00%
         Barbara J. Williams                     0          0.00%
         C. Michael Ziemann                  5,153(5)       1.17%
         All Officers, Directors and
           Nominees (9 persons)            143,546         31.22%

    (1) Unless otherwise indicated, the named individual exercises sole voting power over the shares listed.
    (2) Include 572 shares held by Mr. Hollidge as custodian for his child, and 17,580 shares which were transferred into the Marie J. McKechnie Trust, a revocable Trust.
    (3)  Include 220 shares held by Mr. Nakahara as custodian for his children.
    (4) The number of shares does not include all of the 30,000 shares subject to options under the Company's 1982 Incentive Stock Option Plan (the "ISO Plan") and the 1992 Employee and Consultant Stock Option Plan, exercisable in 10 equal yearly installments beginning July 1, 1983, of which 20,208 shares are currently exercisable but have not yet been exercised. The 20,208 shares currently exercisable are included in the number of shares beneficially owned.
    (5) The number of shares does not include all of the 6,945 shares subject to options under the ISO Plan and the 1992 Employee and Consultant Stock Option Plan, exercisable in 10 equal yearly installments beginning July 1, 1983, of which 4,053 shares are currently exercisable but have not yet been exercised. The 4,053 shares currently exercisable are included in the number of shares beneficially owned.

10. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

         There are no contracts, arrangements, understandings or relationships between the Company and the executive officers and/or directors of the Company in connection with the Company's repurchase of its Common Stock.


11. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

    On August 20, 1997 the Company's Board of Directors unanimously reaffirmed its share repurchase policy. To the Company's knowledge, after making inquiry to such persons, none of the executive officers or directors of the Company have a present intention to sell any of their shares of Common Stock to the Company.

12. OTHER PROVISIONS OF THE TRANSACTION

    No appraisal rights will accrue to shareholders of the Company under California law as a result of the repurchase of its Common Stock, and no such rights will be accorded to shareholders by the Company.

13. FINANCIAL INFORMATION

    The following information contained in previous filings by the Company with the Commission is incorporated by this reference into this Statement in response to this item:

         (1) The Company's audited financial statements included with the Company's Annual Reports on Form 10-K for each of the fiscal years ended December 31, 1995 and 1996, respectively, are contained in previous filings by the Company with the Commission and is incorporated by this reference into this Statement in response to this item.

         (2) The Company's unaudited balance sheets and comparative year-to-year income statements and statements of changes in financial position included in the Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 are contained in previous filings by the Company with the Commission and are incorporated by this reference into this Statement in response to this item.

         (3) The book values per share as of December 31, 1997 and September 30, 1997 were $27.56 and $29.21, respectively.

    Any of the above referenced reports, as well as a copy of the Schedule 13E-3 Transaction Statement, will be furnished upon request. Please direct all such requests to Shirley W. Nelson, 2969 Broadway, P.O. Box 898, Oakland, CA 94604, (510) 839-8800.